GROUP

08001400

RECEIVED

2008 MAR 25 A 5:20

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Heike Theißing
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Heike Theißing
@HypoRealEstate.com

PROCESSED

MAR 2 6 2008

THOMSON
FINANCIAL

Rule 12g3-2(b) File No.
82-34748

Date 20 March 2008

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Bendfeld Theißing

Enclosures

20 March 2008 Disclosure pursuant to section 26 of the German Securities Trading Act Credit Suisse Group

3/25

Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem der europaweiten Verbreitung

Hypo Real Estate Holding AG / Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

Veröffentlichung einer Stimmrechtsmitteilung, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

WKN: 802 770 ISIN: DE 000 802 770 7

Mitteilung nach § 26 WpHG

Die Credit Suisse Group, Paradeplatz 8, 8001 Zürich, hat uns mit Schreiben vom 19.03.2008 folgendes mitgeteilt:

'Hiermit teilen wir Ihnen gemäß §§ 21 Abs. 1 und 24 WpHG im eigenen Namen und im Namen und Auftrag der nachfolgend benannten Gesellschaft folgendes mit:

1. Der Stimmrechtsanteil der Credit Suisse, Paradeplatz 8, 8001 Zürich, Schweiz, an der Hypo Real Estate Holding AG hat am 13.03.2008 die Schwelle von 3% überschritten und betrug an diesem Tag 3,29% (6'625'828 Stimmrechte). Die Zurechnung des Stimmrechtsanteils in Höhe von 3,13% (6'287'638 Stimmrechte) ergibt sich nach § 22 Abs. 1 Satz 1 Nr. 1 WpHG und die Zurechnung des Stimmrechtsanteils in der Höhe von 0,17% (338'190 Stimmrechte) nach § 22 Abs. 1 Satz 1 Nr. 6 in Verbindung mit § 22 Abs. 1 Satz 2 WpHG.

Am 14.03.2008 wurde die Schwelle von 3% wieder unterschritten und der Stimmrechtsanteil betrug an diesem Tag 2,15% (4'325'985 Stimmrechte). Die Zurechnung des Stimmanteils in der Höhe von 1,98% (3'987'795 Stimmrechte) ergibt sich nach § 22 Abs. 1 Satz 1 Nr. 1 WpHG und die Zurechnung des Stimmrechtsanteils in Höhe von 0,17% (338'190 Stimmrechte) nach § 22 Abs. 1 Satz 1 Nr. 6 in Verbindung mit § 22 Abs. 1 Satz 2 WpHG.

2. Der Stimmrechtsanteil der Credit Suisse Group, Paradeplatz 8, 8001 Zürich, Schweiz, an der Hypo Real Estate Holding AG hat am 13.03.2008 ebenfalls die Schwelle von 3% überschritten und betrug am diesem Tag 3,32% (6'681'007 Stimmrechte). Die Zurechnung des Stimmrechtsanteils in der Höhe von 3,14% (6'307'052 Stimmrechte) ergibt sich nach § 22 Abs. 1 Satz 1 Nr. 1 WpHG und die Zurechnung des Stimmrechtsanteils in der Höhe von 0,19% (373'955 Stimmrechte) nach § 22 Abs. 1 Satz 1 Nr. 6 in Verbindung mit § 22 Abs. 1 Satz 2 WpHG.

Am 14.03.2008 wurde die Schwelle von 3% wieder unterschritten und der Stimmrechtsanteil betrug an diesem Tag 2,18% (4'381'164 Stimmrechte). Die Zurechnung des Stimmrechtsanteils in der Höhe von 1,99% (4'007'209 Stimmrechte) ergibt sich nach § 22 Abs. 1 Satz 1 Nr. 1 WpHG und die Zurechnung des Stimmrechtsanteils in der Höhe von 0,19% (373'955 Stimmrechte) nach § 22 Abs. 1 Satz 1 Nr. 6 in Verbindung mit § 22 Abs. 1 Satz 2 WpHG.

3. Die Kette der kontrollierenden Unternehmen lautet wie folgt (beginnend mit der untersten Gesellschaft): Credit Suisse und Credit Suisse Group.'

München, 20. März 2008

Hypo Real Estate Holding AG

20.03.2008 Finanznachrichten übermittelt durch die DGAP

Sprache: Deutsch
Emittent: Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München
Deutschland
Internet: www.hyporealestate.com

Ende der Mitteilung DGAP News-Service

END